

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 1, 2007

<u>Via Facsimile</u>

O. Bruton Smith
Chief Executive Officer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, NC 28027

   **RE: Speedway Motorsports, Inc.
     Form 10-K: For the Year Ended December 31, 2005
     File Number: 001-13582**

Dear Mr. Smith:

  We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

         Sincerely,

         Michael Fay
         Accounting Branch Chief

cc: William R. Brooks, Chief Financial Officer